DXI Energy Closes Final C$177,250 Equity Tranche
Completes C$3.86 million Equity Raise
Woodrush Multi- Well Oil Drill Program on Schedule

VANCOUVER, BRITISH COLUMBIA, December 22, 2017 - DXI Energy Inc. (TSX: DXI) / (OTCQB: DXIEF) ("DXI" or the "Company"), an upstream oil and gas exploration and production company focused in Colorado's Piceance Basin and the Peace River Arch region of Canada’s Western Sedimentary Basin, today announced, subject to review by the appropriate regulatory authorities, that it has closed the final subscription for 647,500 flow through shares at C$0.10 per share and 1.5 million common shares at C$0.075 per share. Funds will be applied to the ongoing drill program at Woodrush targeting new oil production and oil reserve expansion. Total issued capital is now 103.61 million shares.

“Last June at our Annual General and Special Meeting of Shareholders, we put into motion mandates to address our balance sheet and raise capital in support of drilling high potential targets delineated by the interpretation of sophisticated 3D and 2D seismic data at our Woodrush project in N.E.B.C. Today, with this final investment, I am very pleased to report that we have achieved these objectives and are moving forward as a much stronger company with significant growth prospects. Our team is committed to maximizing both netbacks and IRR, leveraging our C$12 million of in-place infrastructure. With the 2017 financing behind us, we now turn to the exploration phase with our sites clearly focused on building significant, sustainable volumes of light oil production at the lowest cost available in B.C.,” states Robert L. Hodgkinson, Chairman & CEO.

About DXI Energy Inc.: DXI Energy Inc. is an upstream oil and natural gas exploration and production company with producing projects in Colorado's Piceance Basin (25,684 net acres) and the Peace River Arch region in British Columbia (13,093 net acres). DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada. The Company is currently publicly traded on the OTCQB (DXIEF) and Toronto Stock Exchange (DXI.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities.

We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:

DXI Energy Inc.:

Robert L. Hodgkinson	Craig Allison
Chairman & CEO	Investor Relations-New York
604-638-5055	914-882-0960
investor@dxienergy.com	callison@dxienergy.com